Exhibit 16.1

March 12, 2010

Securities and Exchange Commission
100F Street N.E.
Washington DC 20549

Ladies and Gentlemen,

We have been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on February 9, 2010, to be filed by our former client, Gulf Resources, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under Item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred, except for the following: as described in our annual report dated March 12, 2009 on the Company’s internal control over financial reporting included in the Company’s Form 10-K for the year ended December 31, 2008, that in our opinion the Company had not maintained effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Additionally, we are not in a position to agree or disagree with Gulf Resources, Inc.’s statement that the change was approved by the Company’s Board of Directors.
We are also not in a position to agree or disagree with the statements made by Gulf Resources, Inc. in the third paragraph.
Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP
Bala Cynwyd, Pennsylvania